Exhibit to item 77D:
Policies with respect to security investment

At the Regular Meeting of the Board of Trustees of Harris Insight Funds Trust held on February 18, 2005 the Board adopted the following revised investment policies which became effective on May 1, 2005 and were not required to be approved by a vote of shareholders:

Small-Cap Growth Fund:

The Fund normally invests at least 80% of its assets in the securities of small-cap companies. The adviser considers small-cap companies to include those with a market capitalization no larger than that of the largest company in the Russell 2000
Index. The Fund invests in equity
securities of companies that the adviser believes offer superior prospects for growth, i.e., issues with the potential for accelerated earnings or revenue growth relative to the broader stock market and higher-than-average forecast earnings-growth rates. Valuation is a secondary consideration in stock selection. The adviser seeks to replicate the characteristics of the Russell 2000 Growth
Index.


Small-Cap Opportunity Fund:

The Fund normally invests at least 80% of its assets in the securities of small-cap companies. The adviser considers small-cap companies to include those with a market capitalization no larger than that of the largest company in the Russell 2000
Index. The Fund invests in the securities of companies that the adviser believes have growth potential. In selecting securities, the adviser focuses on those companies that appear to have potential for above-average sales growth but are attractively valued relative to the securities of comparable companies. The adviser seeks to replicate the characteristics of the Russell 2000 Index.

Small-Cap Value Fund:

The Fund normally invests at least 80% of its assets in the securities of small-cap companies. The adviser considers small-cap companies to include those with a market capitalization no larger than that of the largest company in the Russell 2000
Index. The adviser looks for securities it considers to be undervalued at the time of purchase. The adviser uses a value investment strategy that looks for companies that are temporarily out of favor and attractively valued relative to the securities of comparable companies.
In searching for stocks with lower than
average valuations, the manager considers, among other things, price-to-earnings and price-to-book ratios. The adviser seeks to replicate the characteristics of the Russell 2000 Value Index.